Via Facsimile and U.S. Mail
Mail Stop 6010

February 16, 2006

Mr. Louis G. Lower II
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois   62715

Re: Horace Mann Educators Corporation
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for quarters ended March 31 and June 30, 2005
File No. 001-10890

Dear Mr. Lower:

    We have completed our review of your Form 10-K and Forms 10-Q have no
further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief